UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of June, 2002


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)


                21 Ha'arba'ah Street, Tel Aviv 64739, Israel
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                  (Address of principal executive offices)


                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  June 5, 2002





Description                                                            Exhibit




A.       Translation from Hebrew to English of Immediate
         Report (the "Report"), which was served on the
         Israeli Securities Authority, The Tel-Aviv Stock                  A
         Exchange Ltd. and the Registrar of Companies, on June 3, 2002, regarding Koor Industries Ltd's announcement that Mr. Yigal Baruchi joins the Koor
         Group as active Chairman of the Board of Telrad
         Networks Ltd.